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FOIA Confidential Treatment Requested by IHS Inc.

IHS Inc.
15 Inverness Way East
Engelwood, CO 80112

May 20, 2005

Barbara C. Jacobs
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0406
Washington D.C. 20549

Re:
IHS Inc. (the "Company")
Registration Statement on Form S-1, Amendment No. 4
File No.: 333-122565

Dear Ms. Jacobs:

        This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letters dated May 18, 2005 (the "May 18 Letter") and May 20, 2005 (the "May 20 Letter," and together with the May 18 Letter, the "Comment Letters") regarding Amendment No. 3 to the Registration Statement (the "Registration Statement"). In conjunction with this letter, the Company is filing via EDGAR Amendment No. 4 to the Registration Statement ("Amendment No. 4").

        The Company has also enclosed three clean copies of Amendment No. 4, as well as three copies marked to show changes from Amendment No. 3. The changes reflected in Amendment No. 4 include those made in response to the Comment Letters and various other changes that are intended to update, clarify and render the information complete.

        For reasons of business confidentiality, in a separate letter dated the date hereof, we requested that certain confidential information not be disclosed in response to any request made under the Freedom of Information Act or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff's Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC's EDGAR system. A redacted version, which excludes the confidential information, has been or will promptly be filed electronically on the Commission's EDGAR system as correspondence.

        Page references in the Company's responses below correspond to the page numbers in the marked version of Amendment No. 4.

        Set forth below are the Staff's comments numbered 1 through 3 from the May 18 Letter and responses to the comments.

1.
Regarding the materials intended to be distributed electronically by UBS Securities LLC, please respond to the comments below.

[***Text redacted pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission***]

•
Tell us whether the link to research located on the top of the "Current Offerings" page connects the user to research on any of the companies whose offerings are listed. If so, what safe harbor you are relying on with regard to Section? If you are not relying on any safe harbor provision, please provide us with your Section 5 analysis.

[***Text redacted pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission***]

•
With reference to the same page, tell us what information is provided under the links titled "Enter/Review/Feedback" and "New Issues Credential" located at the bottom right of the page.

[***Text redacted pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission***]

•
On the following screen captioned "Issue Summary," the information under "syndicate structure and economics" is not currently permitted under Rule 134, except as to the managing underwriters. Please remove this information or provide us with your analysis as to why this does not constitute a violation under Section 5.

[***Text redacted pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission***]

•
On the same page, in the box on the right captioned "site tools," please tell us what information is provided under these links. Specifically, tell us whether there is any offering information on the issuer. If so, please give us your analysis as to how this complies with Section 5(b)(1).

[***Text redacted pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission***]

2.
Identify in the principal and selling stockholders table the natural person or persons who have voting or investment control over Urvanos Investments Limited and Urpasis Investments Limited. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual.

        The Company has revised footnote 6 to the "Principal and Selling Stockholders" table in Amendment No. 4 to include all of the names of the directors of Tornabuoni Limited. Each of the directors is a natural person. As disclosed in the Registration Statement, Tornabuoni was established to oversee the affairs of The Thyssen-Bornemisza Continuity Trust, which is the indirect beneficial owner of the selling stockholders, Urvanos Investments Limited and Urpasis Investments Limited. Also, as disclosed in the Registration Statement, the directors of Tornabuoni may only act by unanimous vote. Accordingly, the Company believes that these directors maintain voting and investment control for purposes of Sections 13 and 16 of the Exchange Act, and such persons will be "filing persons" as of the time of the IPO for purposes of complying with such Sections and the rules and regulations promulgated thereunder. The Company does not believe that any other natural persons maintain voting or investment control over the shares held by the selling stockholders.

3.
Please note that we are currently reviewing your response to prior comment 2 and may have further comment.

        Please see the Company's response, which appears below, to comment no. 1 of the May 20 Letter.

* * *

        Set forth below is the Staff's comment from the May 20 Letter and the Company's response.

1.
We note your response to comment 2 in our April 28 letter, including your representation that the Company "no longer provides free copies of its GEPS product to the Ministry of Energy and Mining in Sudan." Please confirm for us, if true, that the Company no longer makes any product available to the Ministry of Energy and Mining, with the result that the Company no longer has any customer in Sudan.

        The Company hereby confirms that it no longer makes any products available to the Ministry of Energy and Mining and that it no longer has any customers in Sudan.

* * *

        We appreciate your assistance in this matter. Please do not hesitate to call me at 212-850-8543, or Lucy Fato (212-450-4596) or Mark Schwartz (212-450-4662) of Davis Polk & Wardwell, with any questions you may have with respect to the foregoing.

Very truly yours,
/s/ STEPHEN GREEN Stephen Green Senior Vice President and General Counsel
cc w/o encl.:	Michael J. Sullivan IHS Inc.
Richard J. Sandler Lucy Fato Mark Schwartz Davis Polk & Wardwell
Robert Caller Ernst & Young LLP
Robert S. Risoleo Sullivan & Cromwell LLP

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IHS Inc. 15 Inverness Way East Engelwood, CO 80112